UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASTRALIS LTD.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(upon conversion of Series A Convertible Preferred Stock)

(Title of Class of Securities)

046352

(CUSIP Number)

DONALD NICHOLSON SKYEPHARMA PLC 105 PICCADILLY LONDON W1J 7NJ, ENGLAND +44 20 7491 1777	KATHRYN A. CAMPBELL, ESQ. SULLIVAN & CROMWELL ST OLAVE’S HOUSE 9a IRONMONGER LANE LONDON EC2V 8EY, ENGLAND +44 20 7710 6500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1	Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) SkyePharma PLC/330387911
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [x]
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,000,000(1)(2)
	9	Sole Dispositive Power 8,200,000(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,200,000(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[x]
13	Percent of Class Represented by Amount in Row (11) 18.0(2)(3)
14	Type of Reporting Person (See Instructions) CO

1	In order to facilitate the consummation of the transaction contemplated by the Purchase Agreement by and between Astralis Ltd. and SkyePharma PLC, dated as of December 10, 2001 (the “Purchase Agreement”), Astralis Ltd. and SkyePharma PLC entered into a Stockholders Agreement between SkyePharma PLC, Astralis Ltd. and the other parties listed therein, dated as of December 10, 2001 (the “Stockholders Agreement”), whereby each stockholder agreed to vote its shares of Common Stock and take all other actions necessary to elect the independent directors nominated by the Board of Directors (the “Board”) and to elect the nominee nominated to the Board by SkyePharma. SkyePharma does not have the right to dispose (or direct the disposition of) any of the 24,800,000 shares of Common Stock owned by the other parties to the Stockholders Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

2	SkyePharma is currently the beneficial owner of 200,000 shares of Common Stock and 1,250,000 shares of Series A Convertible Preferred Stock, and may acquire another 750,000 shares of Series A Convertible Preferred Stock pursuant to the Purchase Agreement. Accordingly, SkyePharma has beneficial ownership of 8,200,000 shares of Common Stock, assuming the purchase of the 750,000 additional shares of Series A Convertible Preferred Stock and the conversion of all shares of Series A Convertible Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion rate of four to one.

3	Based on 37,576,179 shares of Common Stock outstanding on January 31, 2002 and the conversion of 2,000,000 shares of Series A Convertible Preferred Stock into 8,000,000 shares of Common Stock.

             SkyePharma PLC, a company incorporated under the laws of England and Wales (“SkyePharma”), hereby amends and supplements the statement on 13D previously filed by it, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Astralis Ltd., a Delaware corporation (the “Issuer”), which is issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”) held by SkyePharma .

Item 3.	Source and Amount of Funds or Other Consideration.

             The source of funds for the two million shares of Convertible Preferred Stock convertible into eight million shares of Common Stock to which this Statement relates was and will be SkyePharma’s working capital. The total amount was 20,000,000 U.S. dollars in cash of which 10,000,000 U.S. dollars was paid on December 10, 2001, 2,500,000 U.S. dollars was paid on January 31, 2002, and the remaining 7,500,000 U.S. dollars will be paid in three equal instalments on April 30, 2002, July 31, 2002, and January 31, 2003, in each case in accordance with the Purchase Agreement by and between the Issuer and SkyePharma, dated as of December 10, 2001 (the “Purchase Agreement”).

Item 4.	Purpose of Transaction.

             The purpose of the acquisition of the Convertible Preferred Stock by SkyePharma was and is for investment.

             Pursuant to the terms of the Purchase Agreement, on January 31, 2002 SkyePharma purchased 250,000 newly-issued shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock. On each of April 30, 2002, July 31, 2002, and January 31, 2003, SkyePharma will purchase an additional 250,000 newly-issued shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock, for a total of 750,000 shares of Convertible Preferred Stock convertible into 3,000,000 shares of Common Stock, subject to the conditions set forth in sections 5, 6 and 7 of the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

             The percentage interest held by SkyePharma presented below is based on the number of shares of Common Stock reported by the Issuer to SkyePharma as outstanding at January 31, 2002. Assuming (i) the purchase of an additional 750,000 shares of Convertible Preferred Stock under the Purchase Agreement and (ii) the conversion of all shares of Convertible Preferred Stock owned and to be acquired by SkyePharma into Common Stock, SkyePharma would be the beneficial owner of 8,200,000 shares of the Common Stock, representing approximately 18.0% of the Common Stock issued and outstanding. Based on information reported by the Issuer to SkyePharma, Jose Antonio O’Daly (“Mr. O’Daly”) is the beneficial owner of 13,640,000 shares of the Common Stock representing approximately 36.3% of the Common Stock issued and outstanding, Mike Ajnsztajn (“Mr. Ajnsztajn”) is the beneficial owner of 8,680,000 shares of the Common Stock representing approximately 23.1% of the Common Stock issued and outstanding and Gaston Liebhaber (“Mr. Liebhaber”) is the beneficial owners of 2,480,000 shares of the Common Stock representing approximately 6.6% of the Common Stock issued and outstanding.

             Based on information reported by the Issuer to SkyePharma, on January 10, 2002 Messrs. O’Daly, Ajnsztajn and Liebhaber transferred respectively 275,000, 175,000 and 50,000 shares of Common Stock to Mr. Manolo Tarabay for consulting services rendered in connection with their efforts to raise capital for the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             SkyePharma and the Issuer entered into the Purchase Agreement pursuant to which SkyePharma shall purchase 750,000 newly-issued shares of Convertible Preferred Stock convertible into 3,000,000 shares of Common Stock, on or before January 31, 2003, subject to the conditions set forth in sections 5, 6 and 7 of the Purchase Agreement.

Item 7.	Material to be filed as Exhibits.

1.	Purchase Agreement, dated as of December 10, 2001, among the Issuer, incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).

2.	Stockholders Agreement, dated as of December 10, 2001, among the Issuer, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002	SKYEPHARMA PLC
By:

Donald Nicholson Chief Financial Officer